UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACÍFICO REPORTS

PASSENGER TRAFFIC INCREASE OF 7.5% IN ITS 12 MEXICAN AIRPORTS AND INCREASE OF 10.0% IN ITS MONTEGO BAY JAMAICA AIRPORT FOR

MONTH OF APRIL

Guadalajara, Jalisco, México, May 7, 2015 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) announced today preliminary terminal passenger traffic figures for the month of April 2015 compared to traffic figures for April 2014, including traffic for the Montego Bay Airport in Jamaica as of this date.

During April 2015, total terminal passengers in the 12 Mexico-based airports increased 7.5% compared to the same period of the previous year; the Montego Bay airport traffic increased 10.0% during the same period. Domestic passenger traffic presented a 7.7% and -6.5% variation, respectively, while international passenger traffic increased 7.2% and 10.1%, respectively, compared to April 2014.

It is important to mention that the inclusion of the Montego Bay Airport, which contributed 347 thousand passengers during the month of April, represented a 24% increase in terms of the traffic managed within GAP’s network during April (with 13 airports) compared to 2014 figures, which only included 12 airports.

For more information please visit www.aeropuertosgap.com.mx or contact :

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Juan Carlos Gomez Stolk
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691 / 646 462 4517
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Follow us:   http://twitter.com/aeropuertosGAP

                     grupoaeroportuariodelpacifico

GAP Passenger Traffic Report April 2015	Page 2

Events for the Period

The Company would like to mention some items related to its traffic results for the month of April:

  Aguascalientes and Guanajuato: The industrial growth in the region has favored the opening of new routes and increased frequencies at both airports. Both Aguascalientes and Guanajuato continue to experience record passenger traffic in the history of the concessions.

  Guadalajara: During the first third of the year, available seats in this airport increased 3.4%, while occupancy grew 3.1%. Both growth rates have favored an increase in passenger traffic of 7.8%, compared to the same period in the prior year.

  Los Cabos: Traffic recovery has stabilized within the range of -7.5% to -5% compared to that of 2014. Currently, hotel capacity has recovered to 85% of available rooms at this destination. The Company expects that the reopening of hotels during the following months will increase airline offerings and visitor flow.

  Tijuana: Demand has remained stable during the first quarter, despite the reduction in the number of available seats to this destination; Interjet is the main growth driver, showing a 59.4% increase year-over-year, as a result of the opening of five routes during the second half of 2014. Although there was a decrease during the prior year, passenger traffic is 12.6% higher than in 2013, which indicates a positive trend in demand for the second half of the year.

  Opening of the Guadalajara-Dallas Fort Worth route by Volaris.

  Total terminal passenger traffic at Montego Bay, Jamaica airport during April 2015 increased 10.0% compared to April 2014. Cumulative traffic for the period January-April 2015 increased 8.4% compared to the same period in 2014.

* * *

GAP Passenger Traffic Report April 2015	Page 3

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report April 2015	Page 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLAREAL GARCÍA Name: Saúl Villareal García Title: Chief Financial Officer

Date: May 7, 2015